# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001828762
Persons authorized to receive notices and communications: Brandon Lutnick, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,862,352; sole dispositive power 0; shared dispositive power 7,862,352; aggregate amount beneficially owned 7,862,352 (5.7% of the class)
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,862,352; sole dispositive power 0; shared dispositive power 7,862,352; aggregate amount beneficially owned 7,862,352 (5.7% of the class)
- CFAC Holdings V, LLC (CIK 0001828762): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,048,281; sole dispositive power 0; shared dispositive power 7,048,281; aggregate amount beneficially owned 7,048,281 (5.1% of the class)
- Cantor Fitzgerald Securities: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 814,071; sole dispositive power 0; shared dispositive power 814,071; aggregate amount beneficially owned 814,071 (0.6% of the class)
- Brandon G. Lutnick (CIK 0002048880): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 7,862,352; sole dispositive power 0; shared dispositive power 7,862,352; aggregate amount beneficially owned 7,862,352 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Comment: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed with Comment: the United States Securities and Exchange Commission (the "SEC") on February 4, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 17, 2022 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 21, 2024 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on November 27, 2024 ("Amendment No. 3"), Amendments No. 4A and 4B to the Original Schedule 13D filed with the SEC on October 6, 2025 ("Amendment No. 4"), Amendment No. 5A to the Original Schedule 13D filed with the SEC on March 26, 2026 ("Amendment No. 5A") and Amendment No. 6 to the Original Schedule 13D filed with the SEC on April 8, 2026 ("Amendment No. 6" and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5A, the "Prior Schedule 13D"), by Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM"), CFAC Holdings V, LLC, a Delaware limited liability company ("CFAC"), , Cantor Fitzgerald Securities, a New York general partnership ("CFS"), and Mr. Brandon G. Lutnick. This Amendment 6 is being filed by CFAC, CFS, Cantor, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons") relating to their beneficial ownership of shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Satellogic Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment 5A have the respective meanings set forth in the Prior Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See cover pages 2-6, which are incorporated by reference herein. The information set forth in Item 13 (Percent of Class Represented by Amount in Row (11)) on cover pages 2-6 for each of the Reporting Persons is based on 137,661,456 shares of Class A Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed by the Issuer with the SEC on May 12, 2026.

(a) Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons is on the basis of a total of 137,661,456 shares of Class A Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026. As of the date hereof, (i) CFAC directly owns 7,048,281 shares of Class A Common Stock (including up to 1,863,696 shares of Class A Common Stock that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D) and (ii) CFS directly owns 814,071 shares of Class A Common Stock. None of the other Reporting Persons directly own any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

As of the date hereof:

(i) CFAC directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 7,048,281 shares of Class A Common Stock (including up to 1,863,696 shares of Class A Common Stock that are subject to forfeiture based on vesting and earn-out targets as further described in Item 4 of the Prior Schedule 13D), which represent approximately 5.1% of the issued and outstanding shares of Class A Common Stock based on 137,661,456 shares of Class A Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026.

(ii) CFS directly owns, is the beneficial owner of, and has shared voting and dispositive power with respect to, 814,071 shares of Class A Common Stock, which represent approximately 0.6% of the issued and outstanding shares of Class A Common Stock 137,661,456 shares of Class A Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026.

(iii) Cantor, as the sole member of CFAC and the indirect holder of a majority of the equity interests CFS, controls each of CFAC and CFS and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 5.7% of the issued and outstanding shares of Class A Common Stock based on 137,661,456 shares of Class A Common Stock based on outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026. Cantor disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(iv) CFGM, as the managing general partner of Cantor, controls Cantor and may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 5.7% of the issued and outstanding shares of Class A Common Stock based on outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026. CFGM disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest it may have therein, directly or indirectly.

(v) Brandon G. Lutnick, the Chairman and Chief Executive Officer of CFAC, Cantor and CFGM and the controlling trustee of the trusts owning all of the voting shares of CFGM, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all shares of Class A Common Stock directly owned by CFAC and CFS, which represent approximately 5.7% of the issued and outstanding shares of Class A Common Stock based on outstanding as of May 4, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2026. Brandon G. Lutnick disclaims any ownership of such shares of Class A Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
Transactions in the class effected during the past sixty days:
On April 8, 2026, CFAC sold 252,522 shares of Class A Common Stock in the open market at a weighted average price of $7.51.

On April 9, 2026, CFAC sold 497,448 shares of Class A Common Stock in the open market at a weighted average price of $7.57.

On April 10, 2026, CFAC sold 15,388 shares of Class A Common Stock in the open market at a weighted average price of $7.75.

On April 13, 2026, CFAC sold 65,069 shares of Class A Common Stock in the open market at a weighted average price of $7.79.

On May 11, 2026, CFAC sold 610,000 shares of Class A Common Stock in the open market at a weighted average price of $8.59.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 5 responsive hereto, which is incorporated by reference herein.

## Signatures
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/13/2026)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/13/2026)
- CFAC Holdings V, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/13/2026)
- Cantor Fitzgerald Securities: /s/ Pascal Bandelier, Co-Chief Executive Officer (05/13/2026)
- Brandon G. Lutnick: /s/ Brandon Lutnick, Brandon G. Lutnick (05/13/2026)